UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2017

Commission File Number 001-34837

MAKEMYTRIP LIMITED

(Translation of registrant’s name into English)

19th Floor, Building No. 5

DLF Cyber City

Gurgaon, India, 122002

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Other Events

On July 19, 2017, MakeMyTrip Limited announced that it has filed two resale shelf registration statements on Form F-3, one on July 18, 2017 and another on July 19, 2017, covering resale of shares owned by certain of its investors, including MIH Internet SEA Pte Ltd., Ctrip.com International, Ltd. and investors who had purchased ordinary shares in a private placement by MakeMyTrip on May 5, 2017. A copy of the press release dated July 19, 2017 is attached hereto as Exhibit 99.1.

Exhibits

99.1	Press release dated July 19, 2017.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 19, 2017

MAKEMYTRIP LIMITED

By:	/s/ Deep Kalra
Name:	Deep Kalra
Title:	Group Chairman and Group Chief Executive Officer

EXHIBIT INDEX

99.1	Press release dated July 19, 2017.